SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

Issue of Debentures Convertible into Preferred Shares

Rio de Janeiro, October 29, 2003 — PETRÓLEO BRASILEIRO S/A — PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its Board of Directors at a meeting held on October 29, 2003, approved the convening of an Extraordinary General Shareholder’s Meeting to decide on the issue of debentures with the right of conversion to preferred shares, for public placement solely in Brazil, up to a maximum amount of R$ 300,000,000.00 (three hundred million Reais). The conversion ratio and other conditions will be determined at said Meeting.

The intended issue will be acquired by an investment fund, which will be created by Caixa Econômica Federal, although the Company’s existing shareholders are assured any preemptive subscription rights.

This fund will be composed exclusively of the debentures proposed above and will be directed at promoting investments by small and medium sized investors who do not tipically invest in the equity market. Petrobras aims to continue the process of dispersing and diversifying its investor base, creating conditions for a future reduction of its cost of funding.

To promote investment in the fund, the intention is to permit periodic draws of existing shares of the Company for up to 2% of the fund value among the fund participants.

This issue is not part of the program of debentures convertible into preferred shares and approved by the Extraordinary General Shareholder’s Meeting held on June 10, 2002.

Notwithstanding due publication of the Convening Notices relative to the Extraordinary General Shareholder’s Meeting, we wish to inform that said Meeting will be held on November 21, 2003, at 11 a.m. in the auditorium of the Company’s Head Office at Avenida República do Chile, 65, 1st floor in the city of Rio de Janeiro (RJ).

Should the General Shareholders’ Meeting approve the referred issue of convertible debentures, the Company will announce the terms under which the operation will be concluded as soon as those terms are established.

Rio de Janeiro, October 29, 2003.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.